PRIMERO ADDED TO S&P/TSX COMPOSITE INDEX

Toronto, Ontario, June 19, 2014 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) is pleased to announce that S&P Dow Jones Indices (S&P) has added Primero to the S&P/TSX Composite Index as a result of the Quarterly S&P/TSX Composite Index Review, effective after the close of trading tomorrow, Friday, June 20, 2014.

The S&P/TSX Composite Index is the headline index in Canada and the premier indicator of performance for Canadian equity markets. It includes the largest companies on the Toronto Stock Exchange (TSX) as measured by market capitalization and liquidity.

"Primero’s inclusion in the S&P/TSX Composite Index reflects its strong growth and progress," said Joseph F. Conway, C.E.O. "We are confident that this will further improve Primero's trading liquidity and increase our exposure to a broader range of investors."

About S&P Dow Jones Indices

S&P Dow Jones Indices LLC, a part of McGraw Hill Financial, is the world's largest, global resource for index-based concepts, data and research. Home to financial market indicators, such as the S&P 500® and the Dow Jones Industrial Average™, S&P Dow Jones Indices LLC has over 115 years of experience constructing innovative and transparent solutions that fulfill the needs of investors. To learn more about the company, please visit www.spdji.com.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “is expected”, “expects”, “to become”, “will be”, “will improve” or variations of such words and phrases or statements that certain actions, events or results will occur. Forward-looking statements may include statements in the present tense which refer to current matters that are ongoing and are expected to continue in future as well as other future events expressed in the present tense.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release including that the Company will be included in the S&P/TSX Composite Index and the effective date of such inclusion; that the Company’s liquidity will improve and that it will increase its exposure to a broader range of investors; and that the Company will be able to build a portfolio of high quality, low cost precious metals assets in the Americas.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: that the Company may not realize anticipated production; that costs may not be below average; the Company may not be able to become a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.